                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 425


FILED BY CURIS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY:  CURIS, INC.

Date of Report:  June 21, 2000

                            CONTACT:    Steven L. Basta
                                        V.P., Finance and Business Development
                                        Creative BioMolecules, Inc.
                                        (617) 912-2950

                  CREATIVE BIOMOLECULES REPORTS SECOND QUARTER
                               FINANCIAL RESULTS

        On July 31, 2000 Creative BioMolecules, Inc. plans to merge with
             Ontogeny, Inc. and Reprogenesis, Inc. into Curis, Inc.

Hopkinton, MA, July 27, 2000--Creative BioMolecules, Inc. (Nasdaq: CBMI) today announced financial results for the second quarter of fiscal 2000, ended June 30, 2000. Revenues during the second quarter were $7,000 and expenses were $3,071,000, resulting in a net loss of $2,514,000 or $0.07 per share to common shareholders. For the quarter ending June 30, 1999 Creative BioMolecules had revenues of $758,000, expenses of $4,144,000 and a net loss of $2,926,000 or $0.14 per share, which included a non-operating charge. Creative BioMolecules ended the second quarter 2000 with approximately $16.5 million in cash and marketable securities.

Creative BioMolecules will hold a stockholders meeting on July 31, 2000 to complete its proposed merger with Ontogeny, Inc. and Reprogenesis, Inc. into a new public company named Curis, Inc. The combination of these companies will position Curis as a leader in the emerging field of regenerative medicine. Under the terms of the merger, which is subject to shareholder approval, Creative BioMolecules' shareholders will receive three Curis shares for every ten shares of Creative BioMolecules. Following completion of the transaction, Creative BioMolecules' shareholders will hold approximately 43%, Ontogeny's shareholders will hold approximately 38% and Reprogenesis' shareholders will hold approximately 19% of Curis. The merger is expected to close following the stockholder meetings for each company on July 31.

Formed by the merger of three Boston area biotechnology companies, Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc., Curis will combine insight gained through the study of developmental biology with high-throughput screening capabilities, proteins, cells and biocompatible materials to enable the development of new regenerative medicine therapies. Curis' pipeline will include: 1) a product which is currently under regulatory review in the United States, Europe and Australia; 2) multiple products in late-stage clinical development; 3) numerous early clinical and late-stage preclinical products; and
4) a discovery engine that combines functional genomics and developmental biology across multiple medical indications. These products have the potential to change the way degenerative disease, cancer and other disorders associated with loss of function are treated. Curis will be a publicly held company located in Cambridge, Massachusetts. For more information, please visit the Curis web site at http://www.curis.com.

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                                                                          PAGE 2


The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties including, without limitation, risks associated with the inherent uncertainty of pharmaceutical research, product development, regulatory approval and commercialization, the impact of competitive products, patents, patent litigation, product liability, third party reimbursement, required stockholder approvals and other risks and uncertainties associated with the biotechnology industry and merger transactions generally. For additional factors that could cause actual results to differ materially, please refer to the risk factors section of Creative BioMolecules, Inc.'s Form 10K, as amended, for the year ended 1999.

Investors and security holders are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, because it contains important information. Such joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Curis, Inc. and mailed to shareholders of Creative BioMolecules, Inc., Reprogenesis, Inc. and Ontogeny, Inc. in June. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Curis, Inc. at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained directly from Creative BioMolecules, Inc., Ontogeny, Inc. and Reprogenesis, Inc.


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                                                                          PAGE 3


                         CREATIVE BIOMOLECULES, INC. AND SUBSIDIARY
                            Consolidated Statements of Operations

                                             Three Months Ended June 30,                Six Months Ended June 30,
                                          ---------------------------------          -------------------------------
                                              2000                 1999                 2000                1999
                                           -----------          -----------          -----------         -----------
                                                      (unaudited)                              (unaudited)
REVENUES:
  Research and development contracts       $     7,471          $   757,542          $   677,858         $ 1,582,187
                                           -----------          -----------          -----------         -----------
     Total revenues                              7,471              757,542              677,858           1,582,187
                                           -----------          -----------          -----------         -----------
COSTS AND EXPENSES:
  Research and development                   1,910,895            2,613,208            3,984,233           5,342,125
  General and administrative*                1,159,618            1,530,690            5,853,476*          3,060,328
                                           -----------          -----------          -----------         -----------
     Total costs and expenses                3,070,513            4,143,898            9,837,709           8,402,453
                                           -----------          -----------          -----------         -----------
NET OPERATING LOSS                          (3,063,042)          (3,386,356)          (9,159,851)         (6,820,266)
                                           -----------          -----------          -----------         -----------
OTHER  INCOME/(EXPENSES)
  Interest and other                           284,650             495,667               583,546           1,251,400
  Interest expense                             (41,020)            (35,591)              (84,655)            (68,252)
  Gain on sale of assets                       305,396                   -               305,396                   -
                                           -----------          -----------          -----------         -----------
    Total other income/(expenses)              549,026              460,076              804,287           1,183,148
                                           -----------          -----------          -----------         -----------
NET LOSS                                    (2,514,016)          (2,926,280)          (8,355,564)         (5,637,118)

ACCRETION ON SERIES 1998/A
PREFERRED STOCK                                      -           (2,006,391)                   -          (2,395,559)
                                           -----------          -----------          -----------         -----------

NET LOSS APPPLICABLE TO
COMMON STOCKHOLDERS                        $(2,514,016)         $(4,932,671)         $(8,355,564)        $(8,032,677)
                                           ===========          ===========          ===========         ===========

BASIC AND DILUTED LOSS
PER COMMON SHARE*                                $(.07)               $(.14)               $(.22)*             $(.23)
                                           ===========          ===========          ===========         ===========

COMMON SHARES FOR BASIC
AND DILUTED
LOSS COMPUTATION                            38,238,907           35,512,694           37,897,905          35,091,833
                                           ===========          ===========          ===========         ===========

* General and Administrative expenses in the first six months of 2000 include a one-time, non-cash charge of $3,139,000 in the first quarter. The net loss per share without this charge would have been $(0.14) per share for the first six months.

                             BALANCE SHEET DATA
                                                                JUNE 30, 2000
                                                                -------------

Cash, Cash Equivalents and Marketable Securities                  $16,521,000
Total Assets                                                      $26,174,000
Total Stockholders' Equity                                        $22,376,000